# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TEN Holdings, Inc., CIK 0002030954
CUSIP: 880245105
Title of class of securities: Common stock
Address of issuer's principal executive offices: 1170 WHEELER WAY, LANGHORNE, Pennsylvania (PA), 19047
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002049674

## Reporting persons
- V-Cube, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); sole voting power 22,800,000; shared voting power 0; sole dispositive power 22,800,000; shared dispositive power 0; aggregate amount beneficially owned 22,800,000 (79.5% of the class)
  Comment: The number of shares of common stock beneficially owned as of March 31, 2025 represents 22,800,000 shares of common stock held by V-Cube, Inc., a Japanese company listed on the Tokyo Stock Exchange, which does not have any 50% shareholder as of the date hereof. No natural person exercises voting and/or dispositive power over the shares held by V-Cube, Inc. The chief executive officer of V-Cube, Inc. is Naoaki Mashita.

## Item 1. Issuer
Name of issuer: TEN Holdings, Inc.
Address of issuer's principal executive offices: 1170 WHEELER WAY, LANGHORNE, PENNSYLVANIA, 19047.

## Item 2. Person Filing
Name of person filing: V-Cube, Inc.
Address of principal business office or, if none, residence: NBF Platinum Tower, 16-17/F 1-17-3 Shirokane, Minato-ku, 108-0072, Tokyo
Citizenship: Japan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 22,800,000
Percent of class: 79.5%
Sole power to vote or to direct the vote: 22,800,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 22,800,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- V-Cube, Inc.: /s/ Naoaki Mashita, Naoaki Mashita/ Group CEO (05/12/2025)